Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

October 19, 2006
Our ref. No. PI 091

The U.S. Securities and Exchange
450 Fifth Street, N.W.
Room 3099
Office of International Corporate F
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Announces Results of Tender Offer**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dlw 10/31

Translation of report filed with the Tokyo Stock Exchange on October 19, 2006

Mitsubishi Corporation Announces Results of Tender Offer

Mitsubishi Corporation (MC) today announced the results of a tender offer for shares of Kohjin Co., Ltd. (Unlisted, hereinafter the *Target Company*), as detailed below. The tender offer was conducted from September 19 through October 18 this year following the passing of a resolution by MC's Board of Directors on September 15.

MC has also announced plans to make the Target Company a consolidated subsidiary as a result of this tender offer.

1. Outline of Tender Offer (Announced on September 15, 2006)

(1) Target Company	Kohjin Co., Ltd.
(2) Type of Shares Purchased	Common stock
(3) Tender Offer Period	30 days from September 19 (Tuesday) through October 18, 2006 (Wednesday)
(4) Purchase Price	180 yen per share

2. Results of Tender Offer

(1) Subscription Details

Total scheduled number of shares to be acquired: 14,001,000

Total number of shares tendered: 30,162,530

Total number of shares to be purchased: 30,162,530

(2) Outcome of Tender Offer

MC will purchase all shares tendered, because the total number of shares tendered exceeded the scheduled number of shares to be acquired (14,001,000).

Total No. of Tendering Shareholders	Total No. of Shares Tendered	Total Number of Shares to Be Purchased	Total Number of Shares to be Returned
472	30,162,530	30,162,530	0

(3) Method of Calculation Where Shares Are to Be Purchased on a Pro Rata Basis
Not applicable

(4) Number of Shares Held and Ownership After Tender Offer
Number of shares before tender offer: 21,000,000 (Ownership: 30.00%)
Number of shares after tender offer: 51,162,530 (Ownership: 73.09%)
Note 1: The number of shares before and after the tender offer does not include shares held by entities with special relationships.
Note 2: Ownership percentage is calculated as a proportion of the total number of issued shares of the Target Company of 70,000,000 (At June 28, 2006) and rounded to two decimal places.

(5) Cost of Tender Offer: Approx. 5.5 billion yen

3. Method of Settlement and Start Date

(1) Name and headquarters address of securities company for settlement of tender offer
Nikko Cordial Securities Inc.
3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(2) Start of settlement
October 25, 2006 (Wednesday)

(3) Method of settlement
A notification of purchase by tender offer will be mailed to the address of tendering shareholders (or to the standing proxy in the case of foreign shareholders) without delay after the close of the tender offer period.

Tendered shares will be purchased in cash. Payment for the shares purchased will be remitted to the account designated by tendering shareholders (or to the standing proxy in the case of foreign shareholders) from Nikko Cordial Securities Inc. without delay after the start of settlement.

4. Outlook

MC plans to convert the Target Company from an equity-method affiliate to a consolidated subsidiary. However, the tender offer will have only a negligible effect on MC's consolidated business performance in the fiscal year ending March 31, 2007.